# Nasdaq Regulation

## Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

*By Electronic Mail*

October 10, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 9, 2019 The Nasdaq Stock Market (the "Exchange") received from Vir Biotechnology, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common stock, par value $0.0001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

